CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

82-4507

7 January 2003

03003342

Via Courier

The U.S. Securities And Exchange Commission
450 Fifth Street, N.W., Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

Attn: Mr Elliot Staffin

Dear Sirs

CAPITALAND LIMITED
- AMERICAN DEPOSITORY RECEIPTS PROGRAM
(EXEMPTION NUMBER: 82-4507)

1 In compliance with the reporting exemption granted under Rule 12g3-2(b), we enclose copies of the announcements and press releases issued by CapitaLand Limited from 1 December 2002 till 31 December 2002, for your information and file record please.

2 Please do not hesitate to contact the undersigned @ Tel: 68233513 or Zuriana @ Tel: 68233516 if you need further assistance.

Yours faithfully

Jessica Lum
Secretariat Manager

Encs.

c.c. VP Lim Mei Yi – cover letter only.

dlw 1/29

s/sec/adr/adrltr-dec.doc

List of Information Made Public, Filed with the Singapore Exchanges Securities Trading Limited (SESTL) or Distributed to Security Holders by CapitaLand Limited

03 JAN 15 AM 7:12

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
Announcement and News Release by CapitaLand's Subsidiary, The Ascott Group Limited – "Proposed Acquisition of Interest in Citadines" and "Ascott Acquires 50 Per Cent Interest In Citadines, A Pan-European Serviced Residence Chain"	4 December 2002	SESTL Listing Manual
Announcement by CapitaLand's Subsidiary, The Ascott Group Limited – "Acquisition and Incorporation of Subsidiaries"	4 December 2002	For Public Relations Purposes
News Release by CapitaLand's Subsidiary, CapitaMall Trust Management Limited – "Singapore Permanent Residents, Town Councils and Statutory Boards to Receive Gross Income Distributions" *Ministry of Finance's approval follows earlier announcement on tax-free distributions for CPF members*	5 December 2002	For Public Relations Purposes
Acquisition of Additional Stake in Zhongten Investment & Development Pte Ltd	10 December 2002	SESTL Listing Manual
Incorporation of Indirect Wholly-Owned Subsidiary, CapitaLand Project Consulting (Shanghai) Co., Ltd	13 December 2002	SESTL Listing Manual
Resignation of Director	16 December 2002	SESTL Listing Manual
Announcement by CapitaLand's Subsidiary, The Ascott Group Limited – "Serviced Residences in The United Kingdom – Phase II Completion"	19 December 2002	For Public Relations Purposes
Announcement by CapitaLand's Subsidiary, The Ascott Group Limited – "Proceedings Against Somerset Development Pte Ltd"	20 December 2002	For Public Relations Purposes
Announcement and Press Release by CapitaLand Limited – "CapitaLand Limited's Units Enters Into Put and Call Option Agreement for IMM Building" and "CapitaLand Signs Conditional Agreement to Buy IMM Building"	20 December 2002	SESTL Listing Manual
Announcement by CapitaLand's Subsidiary, CapitaMall Trust Management Limited – "CapitaMall Trust Receives Right of First Refusal to Purchase IMM Building"	20 November 2002	For Public Relations Purposes

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
Securitisation of The Waterina – Completion	23 December 2002	For Public Relations Purposes
Announcement by CapitaLand's Subsidiary, The Ascott Group Limited – "Serviced Residences in The United Kingdom – Phase II Completion"	26 December 2002	For Public Relations Purposes
Zhongten Investment & Development Pte Ltd – Dormant Company In Members' Voluntary Liquidation	27 December 2002	SESTL Listing Manual
Exercise of Call Option on Issued Shares of RE Properties Pte Ltd	30 December 2002	SESTL Listing Manual

/s/sec/adr/adr(82-4507)-Dec 2002.doc
7 Jan 2003

82-4507

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "PROPOSED ACQUISITION OF INTEREST IN CITADINES"

CapitaLand Limited's 68.91% subsidiary, The Ascott Group Limited ("Ascott"), has today issued an announcement and a news release on the above matter. Ascott's announcement and news release are attached for information.

CapitaLand wishes to inform that:

(a) As the aforesaid transaction by Ascott will not be completed in 2002, there is no impact on the net tangible assets ("NTA") or earnings per share ("EPS") of the CapitaLand group for the current financial year ending 31 December 2002.

(b) Based on assumptions contained in Ascott's announcement, the proforma financial effects of each of the Acquisition and the Call Option Acquisition, as defined in Ascott's announcement, on the EPS for the financial year ended 31 December 2001 and NTA per share as at 31 December 2001 of the CapitaLand group is not material.

None of the Directors or controlling shareholders of CapitaLand has any interest, direct or indirect, in the aforesaid transaction.

By Order of the Board

Jessica Lum
Assistant Company Secretary
4 December 2002

s:\sgxannc\ascott\christchurch-4Dec-final.doc

THE ASCOTT GROUP LIMITED
(Incorporated in the Republic of Singapore)

ANNOUNCEMENT
PROPOSED ACQUISITION OF INTEREST IN CITADINES

1. INTRODUCTION

1.1 **Proposed Acquisition of Interest in Citadines.** The Board of Directors of The Ascott Group Limited ("**Ascott**") announces that EuroResidence 2 SAS ("**EuroResidence**"), its wholly-owned subsidiary incorporated in France, has on 4 December 2002 entered into a transaction (the "**Transaction**") with WW OCR 7 BV (the "**Seller**"), WW OCR B.V. and Orilux Invest SARL (collectively, the "**Seller Group**") to acquire an interest in Oriville SAS which owns and manages the Citadines serviced residence chain (hereinafter referred to as "**Citadines**"). Citadines, headquartered in Paris, France, is a pan-European serviced residence chain with over 5,100 units in France, the United Kingdom, Belgium, Germany and Spain.

1.2 **Support for the Transaction by CapitaLand Limited.** CapitaLand Limited has given an irrevocable undertaking that (to the extent permitted by law and applicable rules and regulations) it will procure its wholly-owned subsidiaries to vote their respective shareholdings, representing approximately 68.91 per cent. of the issued share capital of Ascott as at the date of this Announcement, in favour of the resolution to be proposed at an extraordinary general meeting ("**EGM**") for the purpose of approving the Acquisition and the Call Option Acquisition (both as defined below) (the "**CapitaLand Support Letter**").

2. PRINCIPAL TERMS OF THE TRANSACTION

2.1 **Transaction.** The Transaction comprises, *inter alia*, (i) the acquisition of 500,000 shares (the "**Target Shares**") in the capital of Citadines, representing 50 per cent. of the issued share capital and voting rights of Citadines (the "**Acquisition**") and (ii) a call option ("**Call Option**") to acquire all the remaining shares (the "**Call Option Shares**") in Citadines, representing the remaining 50 per cent. of the issued share capital and voting rights of Citadines (the "**Call Option Acquisition**").

2.2 **Acquisition.** In connection with the Acquisition, EuroResidence has on 4 December 2002 entered into a Share Purchase Agreement with the Seller Group to acquire the Target Shares (the "**Share Purchase Agreement**"). The consideration for the Target Shares (the "**Consideration**") of €84.2 million (equivalent to S$147.5 million[1]) is to be satisfied in cash. The Consideration is computed based on 50 per cent. of the gross enterprise value of the Citadines group of €401.4 million (equivalent to S$703 million[1]) less the sum of the consolidated debt and minority interests of the Citadines group of approximately €233.0 million (equivalent to S$408.1 million[1]). The said gross enterprise value of the Citadines group is approximately 9 times the earnings before interest, tax, depreciation and amortisation ("**EBITDA**") of the Citadines group for the financial year ended 31 December 2001 ("**FY2001**").

Following the Acquisition, EuroResidence will hold 50 per cent. of the issued share capital and voting rights of Citadines and the Seller will hold the remaining 50 per cent. of the issued share capital and voting rights of Citadines. On the date of the closing of the Acquisition (the "**Acquisition Closing**"), EuroResidence and the Seller will enter into a shareholders agreement (the "**Shareholders Agreement**") for the purpose of regulating their relationship as shareholders of Citadines and the operations and business of the Citadines group.

2.3 **Call Option Acquisition**. In connection with the Call Option Acquisition, EuroResidence will enter into a Transfer Agreement with the Seller and Citadines (the **Transfer Agreement**") on the date of the Acquisition Closing. Pursuant to the Transfer Agreement, EuroResidence will be granted the Call Option to acquire the Call Option Shares during the period commencing on the date of the Acquisition Closing and ending on 31 May 2004 (the "**Call Option Termination Date**").

The consideration for the Call Option Shares (the "**Call Option Consideration**") is to be satisfied in cash and is computed based on **either** (i) 50 per cent. of the gross enterprise value of the Citadines group of €401.4 million (equivalent to S$703 million [1]) less the sum of the consolidated debt and minority interests of the Citadines group ("**1st Computation**") **or** (ii) 50 per cent. of the gross enterprise value of the Citadines group based on 10 times the EBITDA of the Citadines group for the last 12 months prior to the exercise of the Call Option, less the sum of the consolidated debt and minority interests of the Citadines group and other adjustments ("**2nd Computation**").

The Call Option Consideration shall be determined based on the 1st Computation, if it is exercised during the period commencing on the date of the Acquisition Closing and ending on 30 June 2003. The Call Option Consideration shall be determined based on the higher of the 1st Computation or the 2nd Computation, if it is exercised during the period commencing after 30 June 2003 and ending on the Call Option Termination Date.

2.4 **Further Details**. Further details of the principal terms of the Transaction are set out in **Appendix 1** of this Announcement.

3. RATIONALE FOR THE TRANSACTION

3.1 **Overview**. The Acquisition moves Ascott significantly towards the realisation of its vision and growth strategy to become a global serviced residence company with strong international brands. It will enable Ascott to establish a foothold in Europe and will also give Ascott an enlarged network of serviced residences, enabling Ascott to better serve its customers and realise operational synergies, as well as to increase its earnings base from developed markets.

The Transaction has been structured in two stages, namely, the Acquisition and the Call Option Acquisition stages, to enable the Ascott group to phase into the business with the Seller remaining as a 50 per cent. shareholder of Citadines. In addition to minimising risk exposure and disruption to Citadines' operations, this approach will also give the Ascott group some flexibility in determining when and whether it wishes to acquire the remaining 50 per cent. stake in Citadines by exercising the Call Option and whether it wishes to bring in one or more investors to acquire all or part of the Call Option Shares.

3.2 **Enlarged Network and Global Reach**. Ascott is currently the largest serviced residence company in Asia Pacific with over 8,400 units in Asia, Australasia and the United Kingdom. As part of its growth strategy, Ascott aims to build a significant presence in Europe and North Asia and to grow its serviced residence portfolio to 15,000 units by the year 2005.

Citadines' property portfolio and brand are a good strategic fit with Ascott, immediately giving Ascott enhanced access to the serviced residence market in Europe, in addition to its dominance in Asia Pacific. Ascott's portfolio of serviced residences will also be substantially enlarged to over 13,500 units, significantly closer to its growth target.

The majority of Citadines' property portfolio is located in major gateway cities, such as Paris, London, Berlin, Brussels and Barcelona. This is in line with Ascott's strategy to focus on major gateway cities and business centres. The Acquisition will enable Ascott to establish a foothold in continental Europe and a strong platform for further expansion in Europe.

3.3 **Enhanced Market Access and Economies of Scale**. The "Citadines" brand enjoys strong brand recognition in Europe. In addition, Citadines' mid-tier category of residences complements Ascott's existing "Somerset" and "The Ascott" brands which are pitched at the upper to luxury end of the serviced residence market. The "Citadines" brand will provide Ascott with an additional product tier to tap a wider target market with potential for roll out to other regions beyond Europe.

It is anticipated that the Transaction will allow Ascott to enjoy enhanced market access and synergies through cross selling between the Ascott group's customers in the Asia Pacific and the Citadines group's customers in Europe. The enlarged operating platform and infrastructure in Europe are expected, over time, to provide greater economies of scale and operating cost synergies for Ascott's existing operations in the United Kingdom and management scalability for further expansion in continental Europe.

3.4 **Strengthened Earnings Base**. Ascott's quality and stability of earnings are expected to be enhanced through a wider diversification of geographic markets and an increased proportion of earnings coming from developed countries. The Acquisition will increase Ascott's capital allocation in developed countries from 64 per cent. currently to 70 per cent. as reflected in the table below:

	Before the Acquisition	**After the Acquisition**
	(%)	(%)
Developed countries[1]	64	70
Developing countries[2]	36	30

Notes:

1. Developed countries refer to Australia, Belgium, France, Germany, Singapore, Spain and the United Kingdom.
2. Developing countries refer to China, Indonesia, Malaysia, Philippines, Thailand and Vietnam.

3.5 **Earnings per Share Accretive**. Based on the proforma financial statements of the Ascott group for FY2001, each of the Acquisition and the Call Option Acquisition are accretive to Ascott's earnings per share by approximately 2 and 20 per cent., respectively.

4. INFORMATION ON THE CITADINES GROUP

4.1 **Ownership of Citadines**. Citadines is a société par actions simplifiée organised under the laws of France. The Citadines group is jointly owned by Whitehall Street Real Estate Limited Partnership VII ("**Whitehall**") and Westmont Development Inc. ("**Westmont**"). Whitehall is a real estate investment fund sponsored and managed by Goldman, Sachs & Co. and its affiliates. Westmont is one of the world's largest privately held hotel companies and the fifth largest hotel owner/operator in the United States. Westmont currently provides expertise in the supervision and management of Citadines.

4.2 ***Citadines' Property Portfolio***. *Citadines' property portfolio as at 4 December 2002 is reflected* in **Appendix 2** of this Announcement. In respect of Citadines' property portfolio, approximately

50, 35 and 15 per cent. of the total units are owned, leased and managed by the Citadines group, respectively.

4.3 **Consolidated Financial Information**. For FY2001[2], the Citadines group's revenue is €109.9 million (equivalent to S$192.5 million[1]), EBITDA is €44.4 million (equivalent to S$77.8 million[1]) and operating profit before income tax is €17.1 million (equivalent to S$29.9 million[1]).

As at 31 December 2001, the Citadines group's net asset value is €33.0 million (equivalent to S$57.8 million[1]) and net tangible asset ("**NTA**") value is €17.1 million (equivalent to S$29.9 million[1]). These asset values are based on historical cost and have not been valued to current market value.

4.4 **Asset Value**. All of Citadines' owned properties with net book values above €7 million (equivalent to S$12.3 million[1]) as at 31 December 2001 (the "**Major Properties**") are reflected in **Appendix 3** of this Announcement. The Major Properties have been valued by Hospitality Valuation Services International ("**HVS**") on behalf of Ascott. The total market valuation of the Major Properties reflected in the valuation report by HVS dated 30 November 2002 (the "**HVS Valuation Report**") is approximately € 347.8 million (equivalent to S$609.1 million[1]). The aggregate of the total market valuation of the Major Properties reflected in the HVS Valuation Report and the net book values of the other assets of Citadines as at 31 December 2001 is €405.6 million (equivalent to S$710.3 million[1]).

5. **FINANCIAL EFFECTS**

5.1 **Earnings per Share; NTA per Share**. The proforma financial effects of each of the Acquisition and the Call Option Acquisition on the earnings per share and NTA per share of the Ascott group are set out in **Appendix 4** of this Announcement. The proforma financial effects are prepared based on (i) the Ascott group's and the Citadines group's audited consolidated financial statements for FY2001 and (ii) the Consideration and the Call Option Consideration of €84.2 million (equivalent to S$147.5 million[1]). The Call Option Consideration of €84.2 million is based on the Citadines group's audited consolidated financial statements for FY2001 and the formula set out in the 1st Computation.

Based on the proforma financial statements of the Ascott group for FY2001, each of the Acquisition and Call Option Acquisition will increase the earnings per share of the Ascott group by approximately 2 per cent. and 20 per cent., respectively. The Call Option Acquisition will enable Ascott to elect for group tax consolidation to achieve better tax efficiency for the financing costs of the Transaction, resulting in a higher increase in Ascott's earnings after tax.

5.2 **Gearing**. Based on Ascott's latest unaudited financial statements as at 30 September 2002, Ascott's net gearing[3] of 0.33 will increase to approximately 0.46 after the Acquisition and will further increase to approximately 0.84 after the Call Option Acquisition (assuming the Call Option is exercised and no non-core assets of the Ascott group are divested).

5.3 **Share Capital**. Each of the Acquisition and the Call Option Acquisition will not have any impact on the issued and paid-up share capital of Ascott.

6. OTHERS

6.1 **Financial Resources**. The consideration for the Target Shares will be satisfied from the existing cash and banking facilities available to the Ascott group.

6.2 **Financial Adviser**. Credit Suisse First Boston has been appointed financial adviser to Ascott in connection with the Transaction.

6.3 **Directors' Service Contracts**. No person is proposed to be appointed as a director of Ascott in connection with the Acquisition, the Call Option Acquisition or any other transaction contemplated by the Transfer Agreement. Accordingly, no service contract is proposed to be entered into between Ascott and any such person.

6.4 **Interests of Directors and Substantial Shareholders of Ascott**. None of the directors or substantial shareholders of Ascott has any interest, direct or indirect, in the Citadines group, the Acquisition, the Call Option Acquisition and any other transaction contemplated by the Transfer Agreement.

6.5 **Documents for Inspection**. Copies of (i) the Share Purchase Agreement (including the agreed form of the Transfer Agreement attached as an exhibit to the Share Purchase Agreement) and (ii) the HVS Valuation Report, are available for inspection during normal business hours at the registered office of Ascott at 8 Shenton Way #13-01 Temasek Tower Singapore 068811, for a period of three months commencing from the date of this Announcement.

BY ORDER OF THE BOARD

Chia Lee Meng/Keong Wen Hui
Company Secretary / Asst. Company Secretary
Singapore
4 December 2002

Notes:

1. This assumes an exchange rate of S$1.00 to €0.571 as at 29 November 2002.
2. The latest audited consolidated financial statements prepared under French generally accepted accounting principles by the Citadines group are for FY2001.
3. "Net gearing" means the ratio of net borrowings to equity. "Net borrowings" means the aggregate amount of liabilities arising from borrowings from banks and financial institutions and medium term notes, net of cash and fixed deposit balances and "equity" means the amount represented by the aggregate of the issued and paid-up ordinary share capital, reserves and minority interests.

82-4507

APPENDIX 1

PRINCIPAL TERMS OF THE TRANSACTION

1. ACQUISITION

1.1 **Target Shares**. EuroResidence will acquire the Target Shares, representing 50 per cent. of the issued share capital and voting rights of Citadines.

1.2 **Consideration**. The Consideration is €84.2 million (equivalent to S$147.5 million [1]). The Consideration is subject to a post-closing adjustment in accordance with the terms of the Share Purchase Agreement, based on the audited consolidated balance sheet of the Citadines group as at the date of the Acquisition Closing.

2. CALL OPTION ACQUISITION

2.1 **Call Option Shares**. EuroResidence will be granted the Call Option in respect of the Call Option Shares, being the remaining 50 per cent. of the issued share capital and voting rights of Citadines following the Acquisition. Following the closing of the Call Option Acquisition, EuroResidence will hold 100 per cent. of the issued share capital and voting rights of Citadines.

2.2 **Call Option Exercise Period**. The Call Option is exercisable by EuroResidence at any time during the period commencing on the date of the Acquisition Closing and ending on the Call Option Termination Date. The Call Option Termination Date will be accelerated in the event of (i) a change of control of Ascott and (ii) a breach by EuroResidence of any of the transfer restrictions contained in the Transfer Agreement and the failure to rectify such breach within the prescribed curing period.

2.3 **Call Option Consideration**. Upon exercise of the Call Option, the Call Option Consideration shall be computed based on either the 1st Computation or the 2nd Computation.

The Call Option Consideration shall be determined based on the 1st Computation, if it is exercised during the period commencing on the date of the Acquisition Closing and ending on 30 June 2003. The Call Option Consideration shall be determined based on the higher of the 1st Computation or the 2nd Computation, if it is exercised during the period commencing after 30 June 2003 and ending on the Call Option Termination Date.

The Call Option Consideration is subject to a post-closing adjustment in accordance with the terms of the Transfer Agreement, based on the audited consolidated financial statements of the Citadines group as at the date of closing of the Call Option Acquisition.

3. SALE RIGHT

3.1 **Sale Right**. The Seller will be entitled to exercise the right to sell or otherwise dispose (or cause EuroResidence and the Citadines group to sell or otherwise dispose) of the entire Citadines group by way of a share or asset sale to a third party (the "**Sale Right**"), on and from the date (i) immediately following the Call Option Termination Date (if the Call Option has not been exercised by EuroResidence on or prior to the Call Option Termination Date) or (ii) that is three months following the Call Option Termination Date (if the Call Option has been exercised on or prior to the Call Option Termination Date but the closing of the Call Option Acquisition has not occurred on or prior to such date), provided that for the purpose of (ii) above, if the closing of

the Call Option Acquisition has not occurred on or prior to the date that is three months following the Call Option Termination Date as a result of the conditions precedent referred to in Sections 5.2.1 and 5.2.2 of this Appendix, the Seller will be entitled to exercise the Sale Right on and from the date that is six months following the Call Option Termination Date (the "**Sale Right Commencement Date**").

3.2 **Sale Right Exercise Period.** The Sale Right is exercisable by the Seller at any time during the period commencing on the Sale Right Commencement Date and ending on 31 May 2008 (the "**Sale Right Termination Date**"). The Sale Right Termination Date will be accelerated in the event of (i) a change of control of Whitehall, (ii) a breach by the Seller of any of the transfer restrictions contained in the Transfer Agreement and the failure to rectify such breach within the prescribed curing period and (iii) a foreclosure by EuroResidence under the Share Pledge Agreement to be entered into between EuroResidence and the Seller on the date of the Acquisition Closing, pursuant to which the Seller will pledge its shares in Citadines to EuroResidence to secure the Seller Group's obligations under the Share Purchase Agreement.

3.3 **Offer to Purchase by EuroResidence.** Prior to the exercise of the Sale Right, the Seller is required to give a notice of its intention to exercise the Sale Right to EuroResidence whereupon EuroResidence has a right to make an offer to the Seller to purchase the Seller's remaining interests in Citadines at a purchase price to be determined by it (the "**Offer to Purchase**"). The Offer to Purchase will also contain EuroResidence's calculation of the gross enterprise value of the Citadines group.

If the Offer to Purchase made by EuroResidence is accepted by the Seller, EuroResidence and the Seller will proceed with closing. If the Offer to Purchase made by EuroResidence is rejected by the Seller, the Seller may exercise the Sale Right and enter an agreement with a third party in this regard, within the next 18 months, at a purchase price which is not less than 90 per cent. of EuroResidence's calculation of the gross enterprise value of the Citadines group.

If the closing of the sale to the third party does not occur within 60 days after the said 18 months period, the Seller may re-commence the Sale Right process.

If EuroResidence fails to deliver the Offer to Purchase, this would constitute a default (the "**EuroResidence Sale Right Default**") and the Seller may elect to purchase all of EuroResidence's interests in Citadines, within the next 120 days, at a purchase price equal to 80 per cent. of EuroResidence's equity value in Citadines.

4. **MUTUAL SALE RIGHT**

4.1 **Mutual Sale Right.** At any time following the Sale Right Termination Date, either of EuroResidence or the Seller, as the selling shareholder, may exercise the mutual right to sell or other dispose (or cause the other to sell or otherwise dispose) of the entire interests in the Citadines group by way of a share sale to a third party (the **Mutual Sale Right**") by first delivering to the other, as the non-selling shareholder, a notice to sell all of its interests in the Citadines group at a sale price to be determined by it. Such offer to sell will also contain the selling shareholder's calculation of the gross enterprise value of the Citadines group.

4.2 **EuroResidence First Right to Exercise the Mutual Sale Right.** For the first 30 days immediately following the Sale Right Termination Date, EuroResidence has the first right to exercise the Mutual Sale Right by delivering to the Seller, a notice to sell all of its interests in

the Citadines group. However, if the EuroResidence Sale Right Default has occurred, the Seller will have such first right in lieu of EuroResidence.

Following the expiration of such 30 days period (to the extent a notice to sell is not then outstanding or a Mutual Sale Right procedure is not then pending), either of EuroResidence or the Seller shall have the right to exercise the Mutual Sale Right by delivering to the other, the notice to sell.

4.3 **Acceptance/Rejection of the Offer to Sell**. If the offer to sell made by the selling shareholder is accepted by the non-selling shareholder, both parties will proceed with closing. If the offer to sell made by the selling shareholder is rejected by the non-selling shareholder, the selling shareholder may exercise the Mutual Sale Right and enter into an agreement with third party in this regard, within the next 180 days, at a sale price which is not less than 90 per cent. of selling shareholder's calculation of the gross enterprise value of the Citadines group.

If the closing of the sale to the third party does not occur within 60 days after the said 180 days period, either of EuroResidence or the Seller may re-commence the Mutual Sale Right process (provided the most recent selling shareholder may not deliver another notice in respect of the Mutual Sale Right until at least 60 days have lapsed since expiry of the said 180 days period or the 60 days period after the 180 days period, as the case may be).

5. CLOSING

5.1 **Conditions Precedent to the Acquisition Closing**. The Acquisition Closing is subject to the following conditions precedent:

5.1.1 Merger Control

The Seller Group and EuroResidence making the relevant merger control filings with the Commission of the European Union (the "**European Commission**") and complying with the decisions of, and the conditions imposed by, the European Commission (if any) pursuant to the European Union Council Regulation (EEC) No. 4064/89 of 21 December 1989 on the control of concentrations between undertakings (as amended).

5.1.2 No Injunctions

No court or governmental authority of competent jurisdiction shall have been enacted, issued, promulgated, enforced or entered any statute, rule, regulation or non-appealable judgment, decree, injunction or other order which is in effect on the date of the Acquisition Closing and prohibits the consummation of the Acquisition Closing.

5.1.3 Shareholders' Approval

The approval by the shareholders of Ascott of the Acquisition at an EGM convened for that purpose.

5.1.4 Representations and Warranties

The representations and warranties of each of the Seller Group and EuroResidence contained in the Share Purchase Agreement being true and correct in all respects as at the Acquisition Closing.

5.1.5 Covenants and Agreements

(a) The covenants and agreements of the Seller Group contained in the Share Purchase Agreement to be performed on or prior to the Acquisition Closing shall have been duly performed in all material respects.

(b) The covenants and agreements of CapitaLand and Ascott under (i) the CapitaLand Support Letter and (ii) the letter from Ascott to the Seller Group undertaking, *inter alia*, to procure the refinancing of 100 per cent. of the aggregate outstanding principal amount of the shareholders loans made to the Citadines group by a group of reputable banks approved pursuant to the terms of the Share Purchase Agreement, shall have been duly performed in all material respects.

5.1.6 Consents and Approvals

The Seller Group shall have obtained various requisite consents and approvals required by the Seller Group in connection with the Transaction.

5.2 Conditions Precedent to the closing of the Call Option Acquisition, the Sale Right and the Mutual Sale Right

5.2.1 Merger Control

The closing of each of the Call Option Acquisition, the Sale Right and the Mutual Sale Right is subject to the same merger control provisions described in paragraph 5.1.1 of this Appendix.

5.2.2 No Injunctions

No court or governmental authority of competent jurisdiction shall have been enacted, issued, promulgated, enforced or entered any statute, rule, regulation or non-appealable judgment, decree, injunction or other order which is in effect on the date of the closing of each of the Call Option Acquisition, the Sale Right and the Mutual Sale Right which prohibits the consummation of the same.

5.2.3 Shareholders' Approval

The approval of the shareholders of Ascott shall have been obtained at an EGM convened for that purpose (if required) in connection with the purchase of the Call Option Shares and/or the interests held by the Seller in Citadines.

6. SHAREHOLDERS AGREEMENT

6.1 **Regulation.** Following the Acquisition, the Seller and EuroResidence will each hold 50 per cent. of the issued share capital and voting rights of Citadines and will enter into the Shareholders Agreement. The Shareholders Agreement will contain provisions regulating the relationship between EuroResidence and the Seller as shareholders of Citadines and the operations and business of the Citadines group.

6.2 **Termination.** Following the closing of each of the Call Option Acquisition, the Sale Right and the Mutual Sale Right (as the case may be), the Shareholders Agreement will be terminated.

APPENDIX 2

CITADINES' PROPERTY PORTFOLIO

	Name of Property	City	Owned/ Managed/ Leased	Effective Stake	No. of Units
1.	**FRANCE**				
	Paris Region				
(1)	Citadines Paris Austerlitz	Paris	Owned	100%	49
(2)	Citadines Paris Bastille Marais	Paris	Leased	-	138
(3)	Citadines Paris Bastille Nation	Paris	Leased	-	97
(4)	Citadines Paris Didot Alésia	Paris	Owned	100%	79
(5)	Citadines Paris Haussmann	Paris	Managed	-	53
(6)	Citadines Paris La Défense	Paris	Managed	-	234
(7)	Citadines Paris Les Halles	Paris	Owned	100%	189
(8)	Citadines Paris Louvre	Paris	Leased	-	51
(9)	Citadines Paris Maine Montparnasse	Paris	Owned	100%	67
(10)	Citadines Paris Montmartre	Paris	Owned	100%[1]	113
(11)	Citadines Paris Opéra Drouot	Paris	Leased	-	76
(12)	Citadines Paris Opéra Vendôme	Paris	Managed	-	57
(13)	Citadines Paris Place d'Italie	Paris	Owned	100%	167
(14)	Citadines Paris Saint-Germain des Prés	Paris	Leased	-	204
(15)	Citadines Paris Tour Eiffel	Paris	Owned	100%	104
(16)	Citadines Paris Trocadéro	Paris	Owned	100%	97
(17)	Citadines Paris Voltaire République	Paris	Owned	100%	75
	East Region				
(18)	Citadines Ferney Voltaire	Geneve	Leased	-	127
(19)	Citadines Gaillard	Gaillard	Managed	-	108
(20)	Citadines Grenoble	Grenoble	Owned	100%	107
(21)	Citadines Lille Centre	Lille	Owned	100%	100
(22)	Hotel Lille Europe	Lille	Managed	-	97
(23)	Citadines Lyon Part Dieu	Lyon	Leased	-	97
(24)	Citadines Lyon Presqu'île	Lyon	Owned	100%	116
(25)	Citadines Strasbourg Kléber	Strasbourg	Leased	-	106
	Southwest Region				
(26)	Citadines Bordeaux Mériadeck	Bordeaux	Leased	-	118
(27)	Citadines Montpellier Antigone	Montpellier	Owned	100%	124
(28)	Citadines Montpellier Sainte-Odile	Montpellier	Leased	-	147
(29)	Citadines Toulouse Wilson	Toulouse	Leased	-	104
	South Region				
(30)	Citadines Aix Forbin	Aix-en-provence	Managed	-	141
(31)	Citadines Aix Jas de Bouffan	Aix-en-provence	Leased	-	125
(32)	Citadines Cannes Carnot	Cannes	Owned	100%	58
(33)	Citadines Marseille Centre	Marseille	Leased	-	101

(34)	Citadines Marseille Prado Castellane	Marseille	Owned	100%	97
(35)	Citadines Marseille Prado Chanot	Marseille	Owned	100%	77
(36)	Citadines Nice Buffa	Nice	Leased	-	35
(37)	Citadines Nice Fleurs	Nice	Managed	-	85
(38)	Citadines Nice Promenade	Nice	Leased	-	81
2.	**UNITED KINGDOM**				
	London				
(39)	Citadines Londres Barbican	London	Owned	100%	129
(40)	Citadines Londres Holborn-Covent Garden	London	Leased	-	192
(41)	Citadines Londres South Kensington	London	Owned	65%[2]	92
(42)	Citadines Londres Trafalgar Square	London	Owned	100%	187
3.	**BELGIUM**				
	Brussels				
(43)	Citadines Bruxelles Sainte-Catherine	Brussels	Owned	100%	169
(44)	Citadines Bruxelles Toison d'Or	Brussels	Owned	65%[2]	153
4.	**SPAIN**				
	Barcelona				
(45)	Citadines Barcelona Ramblas	Barcelona	Owned	65%[2]	131
5.	**GERMANY**				
	Berlin				
(46)	Citadines Berlin Olivaer Platz	Berlin	Owned	100%	118

Citadines' Property Portfolio[3]:

1.	**France**	:	**4,001 units in 38 properties**
2.	**United Kingdom**	:	**600 units in 4 properties**
3.	**Belgium**	:	**322 units in 2 properties**
4.	**Spain**	:	**131 units in 1 property**
5.	**Germany**	:	**118 units in 1 property**
	Total	:	**5,172 units in 46 properties**

Notes:

1. Stake refers to 100 units owned. The remaining 13 units are managed.
2. Currently an affiliate of the Seller holds 10 per cent. of the effective stake in the property. Such stake will be transferred to the Citadines group prior to the Acquisition Closing.
3. Citadines' interest in 124 units in Citadines Toulouse Halle aux Grains is not reflected in Citadines' property portfolio as the sale of such interest is expected to be completed by the end of December 2002.

APPENDIX 3

LIST OF MAJOR PROPERTIES[1]

	Name of Property	City
1.	**FRANCE**	
	Paris Region	
(1)	Citadines Paris Les Halles	Paris
(2)	Citadines Paris Montmartre	Paris
(3)	Citadines Paris Place d'Italie	Paris
(4)	Citadines Paris Tour Eiffel	Paris
(5)	Citadines Paris Trocadéro	Paris
2.	**UNITED KINGDOM**	
(6)	Citadines Londres Barbican	London
(7)	Citadines Londres South Kensington	London
(8)	Citadines Londres Trafalgar Square	London
3.	**BELGIUM**	
(9)	Citadines Bruxelles Sainte-Catherine	Brussels
(10)	Citadines Bruxelles Toison d'Or	Brussels
4.	**SPAIN**	
(11)	Citadines Barcelona Ramblas	Barcelona
5.	**GERMANY**	
(12)	Citadines Berlin Olivaer Platz	Berlin

Note:

1. The Major Properties, being those properties owned by Citadines with net book values above €7 million (equivalent to S$12.3 million[1]) as at 31 December 2001, have been valued by HVS. The aggregate of the total market valuation of the Major Properties reflected in the HVS Valuation Report and the net book values of the other assets of Citadines as at 31 December 2001 is €405.6 million (equivalent to S$710.3 million[1]).

APPENDIX 4

FINANCIAL EFFECTS

The proforma financial effects[1] of each of the Acquisition and the Call Option Acquisition on the earnings per share and NTA per share of the Ascott group presented below **are purely for illustration only** and are prepared based on (i) the Ascott group's and the Citadines group's audited consolidated financial statements for FY2001 and (ii) the Consideration of €84.2 million and the Call Option Consideration of €84.2 million:

(1) **Earnings per Share**

The proforma financial effects on the consolidated earnings per share of the Ascott group for FY2001, had the Acquisition and the Call Option Acquisition been completed on 1 January 2001, are as follows:

	Completion of the Acquisition		**Completion of the Acquisition and the Call Option Acquisition[2]**	
	Before	**After[3]**	**Before**	**After[3, 4]**
Profit after tax (S$'000)	41,186	42,027	41,186	49,207
Issued shares	1,549,330,092	1,549,330,092	1,549,330,092	1,549,330,092
Earnings per share (cents)	2.66	2.71	2.66	3.18

(2) **NTA per Share**

The proforma financial effects on the consolidated NTA per share of the Ascott group as at 31 December 2001, had the Acquisition and the Call Option Acquisition been completed on 31 December 2001, are as follows:

	Completion of the Acquisition		**Completion of the Acquisition and the Call Option Acquisition[2]**	
	Before	**After**	**Before**	**After**
NTA (S$'000)	1,169,032	1,160,167	1,169,032	1,164,382
Issued shares	1,549,330,092	1,549,330,092	1,549,330,092	1,549,330,092
NTA per share (cents)	75.5	74.9[5]	75.5	75.2[5]

Notes:

1. *The financial effects are based on an exchange rate of S$1.635 to €1.00 as at 31 December 2001.*

2. The financial effects are based on the assumption that EuroResidence exercises the Call Option and retains its interests in the Call Option Shares upon such exercise. However, EuroResidence has the discretion to cause all or part of the Call Option Shares to be acquired by one or more investors identified by EuroResidence.

3. a. Based on Citadines group's earnings for FY2001 adjusted for management costs to be deducted less the imputed acquisition financing costs.

   b. Consolidation adjustments of €1.5 million (S$2.5 million) and €3 million (S$4.9 million) have been made for depreciation expenses (net of tax effect) in the Acquisition and the Call Option Acquisition, respectively. The adjustment is to align the Citadines group's financials with Ascott's accounting policy for owned freehold

properties which are classified as investment properties. The investment properties are stated at fair value as determined by an independent professional valuer.

c. Negative goodwill of €2.5 million (S$4.1 million) and €13.1 million (S$21.4 million) have been computed for the Acquisition and the Call Option Acquisition, respectively. The negative goodwill is amortised over 20 years. The negative goodwill may vary on the closing of the Acquisition and the Call Option Acquisition as the purchase consideration is subject to final post-closing adjustments.

4. a. The Call Option Acquisition will enable Ascott to elect for group tax consolidation to achieve better tax efficiency for the financing costs of the Transaction, resulting in a higher increase in Ascott's earnings after tax.

b. The tax offset with the Citadines group will continue to be available in the event that Ascott exercises its discretion to cause all or part of the Call Option Shares to be acquired by one or more investors identified by EuroResidence.

5. The decrease is a result of the existing goodwill in the financial statements of the Citadines group.

THE ASCOTT GROUP

THE ASCOTT GROUP LIMITED
N° 8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6 220 8222

Facsimile
(65) 6 227 2220

Website
www.the-ascott.com

A member of CapitaLand

December 4, 2002
For Immediate Release
Contact:
Ida Lim (65) 6586 7230
Tay Cheng Cheng (65) 6586 7231

NEWS RELEASE

Ascott Acquires 50 Per Cent Interest In Citadines, A Pan-European Serviced Residence Chain

Singapore Dec 4, 2002 ...The Ascott Group, an international serviced residence company, has entered into an agreement to acquire 50 per cent interest in Citadines, a pan-European serviced residence chain.

Ascott will invest E84.2m (S$147.5m) in the Citadines Group, which has over 5,100 serviced apartments in 46 properties in 18 cities across France, the UK, Belgium, Spain and Germany.

The acquisition brings Ascott closer to its goal of becoming a global serviced residence company with strong international brands.

The acquisition increases Ascott's collection of properties to 117 serviced residences with over 13,500 units in 37 cities. Previously, Ascott had over 8,400 serviced apartments in 20 cities in Asia, Australasia and the UK.

The Transaction

The transaction involves Ascott acquiring 50 per cent of the equity in the Citadines Group, with a call option to acquire the remaining 50 per cent stake by end May 2004.

The acquisition price of E84.2m (S$147.5m) is based on 50 per cent of Citadines' gross enterprise value of E401.4m (S$703m), representing nine times Citadines' FY2001 EBITDA, less its debt and minority interests of E233.0m (S$408.1m).

If the call option is exercised before end June 2003, the price will be computed on the gross enterprise value of E401.4m. If the call option acquisition occurs after June next year, the price will be based on a gross enterprise value that is the higher of E401.4m or 10 times Citadines' EBITDA over the last 12 months.

- more -

SINGAPORE
AUCKLAND
BANGKOK
BEIJING
GLASGOW
HANOI
HO CHI MINH CITY
HOBART
JAKARTA
KUALA LUMPUR
KUCHING
LONDON
MANCHESTER
MANILA
MELBOURNE
SHANGHAI
SURABAYA
SYDNEY
TIANJIN
TOKYO

The acquisition, which will be funded through cash and borrowings, is subject to Ascott shareholders' approval at an EGM to be convened. CapitaLand Limited, which owns 68.9 per cent of Ascott shares, has provided an irrevocable undertaking to vote in favour of the acquisition.

The Citadines Group is jointly owned by The Whitehall Street Real Estate Funds and Westmont Hospitality. The Whitehall Funds are sponsored and managed by Goldman, Sachs & Co. Westmont, the fifth largest hotel owner and operator in the US, holds ownership interests in and manages over 350 hotel properties worldwide.

Expanding in Europe

Mr Liew Mun Leong, Ascott's deputy chairman, and president and CEO of its parent company, CapitaLand Limited, said: "The acquisition presents a unique opportunity for Ascott to establish a foothold in the European serviced residence market. It also serves as an excellent platform for Ascott's further expansion into Europe.

"The two-stage acquisition is ideal as Ascott will be able to phase into Europe, drawing on the expertise and local knowledge of Citadines' strong operational team."

He added: "Citadines enjoys strong brand recognition in Europe. The mid-tier marque complements Ascott's 'Somerset' and 'The Ascott' brands which serve the upper and luxury ends of the serviced residence market. The 'Citadines' brand could potentially be rolled out to properties beyond Europe, such as in China and Australia."

Ascott's chief executive officer, Mr Kee Teck Koon, said: "The acquisition price at nine times EBITDA represents good value, given Citadines' established customer base and its prime property locations in European gateway cities and business centres.

"Citadines' properties have a strong performance track record. Last year, they achieved an average GOP margin of 67 per cent and EBITDA yield of 11 per cent, despite the dampening effects of the September 11 terrorist incidents."

Strengthens Earnings Base

Mr Kee said that the acquisition will also strengthen the quality of Ascott's earnings and income stability.

"As a result of the acquisition, we will have greater diversification across geographic markets, with a higher proportion of our earnings coming from developed countries. Our capital allocation in mature economies will increase from 64 to 70 per cent."

Mr Kee said that in line with its strategy to be asset-light, Ascott may bring in investment partners to acquire the remaining stake.

He added that Ascott's enlarged operating platform across Europe and the Asia Pacific will mean a wider product range for its customers. There will also be synergy benefits from cross selling between Ascott's customer base in the Asia Pacific and Citadines' customers in Europe.

Financial Effects

Based on Ascott's proforma financial statements for FY2001, the acquisition will increase its earnings per share by two per cent from 2.66 cts to 2.71 cts, while the call option, once exercised, will increase its earnings per share by 20 per cent to 3.18 cts.

The call option acquisition will enable Ascott to elect for group tax consolidation, to achieve better tax efficiency for the financing costs of the transaction. This will result in a higher increase in Ascott's earnings after tax.

Net tangible assets per share will change from 75.5 cts to 74.9 cts after the acquisition, and to 75.2 cts on the call option acquisition.

Based on Ascott's latest financial statements at end September 2002, its debt-equity ratio of 0.33 will rise to about 0.46 after the acquisition, and to about 0.84 on the exercise of the call option, assuming there is no divestment of Ascott's non-core assets.

Credit Suisse First Boston has been appointed Ascott's financial adviser for the transaction. Goldman Sachs International has been appointed as financial adviser to The Whitehall Funds and Westmont Hospitality for the transaction.

Issued by : **The Ascott Group Limited** Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811

Date : December 4, 2002

For more information, please contact:
Ida Lim, Vice President, Investor Relations & Corporate Communications
Tel: (65) 6586 7230 Hp: (65) 9628 8339 Fax: (65) 6586 7202
Email: ida.lim@the-ascott.com

Tay Cheng Cheng, Assistant Manager
Tel: (65) 6586 7231 Hp: (65) 9010 0627 Fax: (65) 6586 7202
Email: tay.chengcheng@the-ascott.com

- End -

About The Citadines Group
The Citadines Group is a pan-European serviced residence company, with over 5,100 serviced apartments across France, the UK, Belgium, Germany and Spain.

Marketed under the 'Citadines' brand, most of the 46 properties are located in the heart of the gateway cities of Paris, London, Brussels, Berlin and Barcelona. Twenty-six of the properties are in the major French cities of Paris (17 residences), Toulouse, Lille, Lyon, Grenoble and Marseille.

The Citadines Group is jointly owned by The Whitehall Street Real Estate Funds and Westmont Hospitality. The Whitehall Funds are a series of real estate investment funds sponsored and managed by Goldman, Sachs & Co and its affiliates. Goldman Sachs is a leading global investment banking, securities and investment management firm.

Westmont Hospitality, a US-based hotel owner and operator, also provides expertise in the supervision and management of Citadines. Westmont is one of the world's largest privately held hotel companies and the fifth largest hotel owner/operator in the US. Currently Westmont holds ownership interests and manages over 350 hotel properties (about 42,000 rooms) worldwide.

About The Ascott Group
The Ascott Group is an international serviced residence company, owning or managing over 8,400 serviced residence units in 20 cities in 11 countries across Asia, Australasia and the UK.

These include prime properties in gateway cities and business centres such as Singapore, London, Beijing, Shanghai, Tokyo, Jakarta, Hanoi, Ho Chi Minh City, Sydney and Melbourne.

The Ascott Group pioneered the Asia Pacific's first branded luxury serviced residence in 1984. Today, it boasts an 18-year industry track record and serviced residence brands that are market leaders in the Asia Pacific.

The group's luxury 'The Ascott' brand projects an elegant lifestyle appealing to top executives. The 'Somerset' brand offers stylish, contemporary living for senior to upper management executives.

Headquartered in Singapore, The Ascott Group's shares trade as 'Ascott' on the Singapore Exchange. It is the serviced residence arm of Capitaland Limited, one of Asia's largest listed property companies.

For reservations on Ascott properties, call Central Reservations at (65) 6272-7272 or visit the group's website at www.the-ascott.com

82-4507

MASNET No. 46 OF 04.12.2002
Announcement No. 46

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED –"ACQUISITION AND INCORPORATION OF SUBSIDIARIES"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued an announcement on the above matter. Attached Ascott's announcement is for information.

Europe - New Companies.PD

Submitted by Jessica Lum, Assistant Company Secretary on 04/12/2002 to the SGX

82-4507

THE ASCOTT GROUP LIMITED

(Incorporated in the Republic of Singapore)

ANNOUNCEMENT

ACQUISITION AND INCORPORATION OF SUBSIDIARIES

The Board of Directors of The Ascott Group Limited (the "Company") wishes to announce the following :

(1) Acquisition of Bloomfield Holdings N.V. ("Bloomfield")

The entire issued and paid up capital of €50,000 (approximately S$87,630), comprising 500 shares of €100 each, of Bloomfield (a shelf company incorporated in the Netherlands) was transferred from Motiva B.V., Netherlands to The Ascott Group (Europe) Pte Ltd on 29 November 2002.

Following the transfer of shares, Bloomfield is now a wholly owned subsidiary of The Ascott Group (Europe) Pte Ltd, which is a wholly owned subsidiary of the Company.

(2) Incorporation of EuroResidence 1 SARL ("EuroResidence 1")

EuroResidence 1 is a *Sociétéà responsabilité limitee* incorporated by the Company in France on 26 November 2002 with a registered share capital of €37,000 (approximately S$64,846), comprising 37,000 shares of €1 each fully paid.

The entire issued and paid up share capital of EuroResidence 1 is held by Bloomfield thereby making EuroResidence 1 an indirect wholly owned subsidiary of the Company.

(3) Incorporation of EuroResidence 2 SAS ("EuroResidence 2")

EuroResidence 2 is a *Société par actions simplifée* incorporated by the Company in France on 28 November 2002 with a registered share capital of €37,000 (approximately S$64,846), comprising 37,000 shares of €1 each fully paid.

The entire issued and paid up share capital of EuroResidence 2 is held by EuroResidence 1 thereby making EuroResidence 2 an indirect wholly owned subsidiary of the Company.

Bloomfield, EuroResidence 1 and EuroResidence 2 are acquired and incorporated in connection with the acquisition by EuroResidence 2 of the 50% stake in the Citadines serviced residence chain as announced today by the Company.

BY ORDER OF THE BOARD

Chia Lee Meng/Keong Wen Hui
Company Secretary/Asst. Company Secretary
Singapore
4 December 2002

82-4507

MASNET No. 100 OF 05.12.2002
Announcement No. 100

CAPITALAND LIMITED

NEWS RELEASE BY CAPITALAND'S SUBSIDIARY, CAPITAMALL TRUST MANAGEMENT LIMITED – "SINGAPORE PERMANENT RESIDENTS, TOWN COUNCILS AND STATUTORY BOARDS TO RECEIVE GROSS INCOME DISTRIBUTIONS"

CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited ("CMTML"), has today issued a news release on the above matter. Attached CMTML's news release is for information.

CMT - news release.pdf

Submitted by Lim Mei Yi, Company Secretary on 05/12/2002 to the SGX

82-4507

CapitaMall Trust

NEWS RELEASE **5 December 2002**

SINGAPORE PERMANENT RESIDENTS, TOWN COUNCILS AND STATUTORY BOARDS TO RECEIVE GROSS INCOME DISTRIBUTIONS

Ministry of Finance's approval follows earlier announcement on tax-free distributions for CPF members

Singapore, 5 December 2002 – CapitaMall Trust ("CMT") received approval from the Ministry of Finance ("MOF) for the extension of tax transparency to include Singapore permanent residents who are tax residents in Singapore and other non-corporate Singapore constituted or registered entities such as town councils and statutory boards where such investors will be able to receive gross taxable income distributions from CMT. Effectively, these investors will receive 100% of CMT's taxable income distributions and pay income tax thereafter at their own individual or corporate tax rate.

In contrast, listed companies' dividends are paid out directly to investors net of tax (22%), with no available tax credit under the new one-tier corporate tax system.

In addition, the MOF outlined that tax transparency will continue to apply in the event CMT distributes less than 100%, subject to a minimum of 90%, of its taxable income. Notwithstanding this approval, it is the current intention of CapitaMall Trust Management Limited ("CMTML"), the Manager of CMT, to distribute 100% of CMT's taxable income to investors, as stated in its IPO prospectus dated 28 June 2002.

CapitaMall Trust Management Limited's CEO Pua Seck Guan said, "We certainly welcome these announcements by the Ministry of Finance as they should encourage greater investment in REITs, including CMT. Singapore permanent residents, town councils and statutory boards will now have more reason to invest in CMT due to the tax transparent distributions. CMT is even more attractive for CPF members as they enjoy distributions free of any tax."

Earlier, the MOF had confirmed that Central Provident Fund ("CPF") members who use their CPF savings to invest in CMT will enjoy tax-free distributions. These investors will receive gross distributions and like other CPF approved investments, the distributions will be made to their CPF accounts. The monies can then be used for further investment in CPF-approved products.

Added Pua, "To date, CMT's performance has surpassed expectation with net distributable income to unitholders exceeding 2002 third quarter forecast by 5%. In addition, CMT has outperformed the Straits Times Index, with the unit price appreciating by over 8% since its listing on the Singapore Stock Exchange earlier in July this year."

About CapitaMall Trust

The launch of CMT by CapitaLand Limited in July 2002 marked the establishment of the first listed real estate investment trust ("REIT") in Singapore. CMT currently consists of three major shopping malls - Tampines Mall, Junction 8 and Funan The IT Mall. The total net lettable area of the three malls is in excess of 800,000 sq ft with more than 420 individual leases.

CMT's principal investment strategy is to invest in real estate in Singapore that is income producing and which is substantially used for retail purposes. CMTML, the manager of CMT, plans to achieve additional net property income growth and enhance the value of CMT's real property portfolio through active management of its properties, asset enhancements and acquiring attractive malls in Singapore.

CMTML is an indirectly wholly-owned subsidiary of CapitaLand Limited, one of the largest listed real estate companies in Asia.

Visit www.capitamall.com for more details.

Issued by CapitaMall Trust Management Limited

For enquiries, please contact:

Julie Ong
Corporate Communications
Tel: +65 6239 6751, Email: julie.ong@capitaland.com.sg

82-4507

CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

ACQUISITION OF ADDITIONAL STAKE IN ZHONGTEN INVESTMENT & DEVELOPMENT PTE LTD

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, CapitaLand China Holdings Pte Ltd, has acquired an additional 20% stake (the "Acquisition") in the share capital of Zhongten Investment & Development Pte Ltd ("Zhongten") for a consideration of S$1.00 from an existing shareholder of Zhongten, who is unrelated to the CapitaLand Group.

The Acquisition comprises 7,975 ordinary shares of S$1.00 each and 2,466,060 Redeemable Preference Shares of S$0.01 each.

Pursuant to the above, CapitaLand's interest in Zhongten has increased from 80% to 100%, comprising 39,875 ordinary shares of S$1.00 each and 12,330,300 Redeemable Preference Shares of S$0.01 each fully paid. Zhongten is now an indirect wholly-owned subsidiary of CapitaLand.

Based on available information, the Acquisition is not expected to have a material impact on the net tangible assets or earnings per share of CapitaLand for the financial year ending 31 December 2002.

None of the Directors or controlling shareholders of CapitaLand has any interest, direct or indirect, in the Acquisition.

By Order of the Board

Lim Mei Yi
Company Secretary
10 December 2002

s : sec/sgx annc/shares/zhongten.doc
10 Dec 2002

82-4507

CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

INCORPORATION OF INDIRECT WHOLLY-OWNED SUBSIDIARY, CAPITALAND PROJECT CONSULTING (SHANGHAI) CO., LTD.

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, CapitaLand Commercial Project Management Pte Ltd, has incorporated a wholly-owned subsidiary, CapitaLand Project Consulting (Shanghai) Co., Ltd. ("CPCS"), in the People's Republic of China ("PRC").

CPCS has a registered capital of US$140,000 and its principal activity is to provide project management services relating to construction and real estate management in the PRC.

By Order of the Board

Lim Mei Yi
Company Secretary
13 December 2002

s:\cos/SGX anno/Incorp-NewAcq/CapitaLand Project Consulting (Shanghai).doc
13Dec02 (JLMS/lin)

82-4507

CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

RESIGNATION OF DIRECTOR

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that Mr Vernon R Loucks Jr. has stepped down as a Director of the CapitaLand Board on 16 December 2002. With his resignation, the CapitaLand Board will comprise:-

Mr Philip Yeo Liat Kok - Chairman
Mr Hsuan Owyang - Deputy Chairman
Mr Liew Mun Leong - President & CEO
Sir Alan Cockshaw
Mr Hsieh Fu Hua
Mr Lim Chin Beng
Mr Peter Seah Lim Huat
Mr Sum Soon Lim
Mr Jackson Peter Tai
Mr Lucien Wong Yuen Kuai

Mr Loucks has joined the CapitaLand International Advisory Panel ("IAP"). With his appointment, the CapitaLand IAP will comprise:-

Sir Alan Cockshaw - Chairman
Mr Jan D. Doets
Mr Jun Itoigawa
Mr Jeremy Newsum
Mr Joseph E Robert, Jr
Dr Vichit Suraphongchai
Ms Marjorie Yang
Tan Sri Datuk Dr Ahmad Tajuddin Bin Ali
Mr Alasdair Morrison
Dr Fu Yu Ning
Mr Vernon R Loucks Jr.

The Board would like to express its appreciation to Mr Loucks for his contribution as a Director, and looks forward to his participation on CapitaLand's IAP.

By Order of the Board

Lim Mei Yi
Company Secretary
16 December 2002

8:888/SGX anno/officers/resignation of dir doc
16 Dec 2002 (LMY/JLMS/lln)

82-4507

MASNET No. 80 OF 19.12.2002
Announcement No. 80

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED - "SERVICED RESIDENCES IN THE UNITED KINGDOM - PHASE II COMPLETION"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued an announcement on the above matter. Attached Ascott's announcement is for information.

UK-phaseII.pdf

Submitted by Jessica Lum, Assistant Company Secretary on 19/12/2002 to the SGX

82-4507

THE ASCOTT GROUP LIMITED

ANNOUNCEMENT

Serviced Residences in the United Kingdom – Phase II Completion

Further to the announcement of 20 November 2001, the Board of Directors of The Ascott Group Limited (the "Company") wishes to announce that its indirect 50% owned associated company, Ascott Dilmun Holdings Limited has completed the acquisition of the entire issued share capital of BIB Properties (Chequers) Limited, comprising 2 ordinary shares of £1.00 each from Dilmun Property (C.I.) Limited on 18 December 2002.

BIB Properties (Chequers) Limited owns a 108 unit serviced residence building named Chequers which is located at Kensington, London.

Following the aforesaid acquisition of shares, BIB Properties (Chequers) Limited is now an associated company of the Company.

By Order of the Board
Chia Lee Meng / Keong Wen Hui
Company Secretary / Asst. Company Secretary
19 December 2002

82-4507

MASNET No. 123 OF 20.12.2002
Announcement No. 123

CAPITALAND LIMITED

CAPITALAND LIMITED'S UNIT ENTERS INTO PUT & CALL OPTION AGREEMENT FOR IMM BUILDING

Introduction

The Directors of CapitaLand Limited (the "Company") are pleased to announce that CapitaLand Commercial Limited ("CCL"), a wholly-owned subsidiary of the Company, has entered into a conditional put and call option agreement (the "Agreement") with International Merchandise Mart Ltd ("IMM Ltd") today. Subject to the fulfilment of certain conditions, pursuant to the Agreement, IMM Ltd has granted to CCL a call option (the "Call Option"), and CCL has granted to IMM Ltd a put option (the "Put Option") relating to the sale by IMM Ltd to such party as may be nominated by CCL (the "Nominated Party"), or failing such nomination by CCL, the sale by IMM Ltd to CCL, of the building known as IMM Building (the "Property") on the terms of a sale and purchase agreement (the "Purchase Agreement") to be entered into between the Nominated Party and IMM Ltd, or between CCL and IMM Ltd (as the case may be).

The Property is owned by IMM Ltd and the acquisition of the Property will be subject to IMM Ltd successfully implementing a series of restructuring agreements with its secured creditors and preference shareholders. Towards this end, pursuant to the Agreement, IMM Ltd will propose a scheme of arrangement with its secured creditors (the "Secured Creditors Scheme") and a scheme of arrangement with its preference shareholders (the "Preference Shareholders Scheme") to restructure the debts owing to the secured creditors and preference shareholders. The successful completion of the transaction will result in such secured creditors and preference shareholders realising a substantial part of their investment in IMM Ltd.

Purchase price

If either the Call Option or the Put Option is successfully exercised, the Nominated Party, or failing which, CCL, will acquire the Property at the purchase price of S$247.4 million which is arrived at between CCL and IMM Ltd on a "willing-buyer-and-willing-seller" basis. The total acquisition cost is estimated to be S$262.6 million after taking into account the transaction costs such as stamp duty (estimated at S$8.4 million) and other fees and expenses for financial advisory, accounting, tax, legal and property due diligence.

Key conditions precedent

The exercise of the Call Option by CCL and the Put Option by IMM Ltd is subject to the fulfilment of certain conditions precedent, of which the key ones are described below:-

(1) the approval of the shareholders of IMM Ltd at a general meeting of the company for the sale of the Property by IMM Ltd;

(2) the approval of the requisite majority of the secured creditors of IMM Ltd for the Secured Creditors Scheme;

(3) the approval of the requisite majority of the preference shareholders of IMM Ltd for the Preference Shareholders Scheme; and

(4) the receipt of the sanction of the High Court of Singapore for the Secured Creditors Scheme and the Preference Shareholders Scheme.

Right of first refusal to CapitaMall Trust

Pursuant to an agreement entered into on 28 June 2002 between CCL and the trustee (the "Trustee") of the CapitaMall Trust ("CMT"), CMT was granted a right of first refusal (the "Right of First Refusal") to purchase certain retail properties which may be identified and targeted for acquisition by CCL. Accordingly, CCL has given notice today to the Trustee and the manager of CMT, CapitaMall Trust Management Limited (the "Manager") of the Agreement and the Call Option given to CCL over the Property.

If the Trustee and the Manager decide to exercise the Right of First Refusal, CCL will nominate the Trustee as the party to acquire the Property upon the exercise by it of the Call Option.

In the event that CMT decides not to or is unable to exercise the Right of First Refusal, CCL will proceed to complete the purchase of the Property for its own investment purposes.

Expected Timeline

CCL currently anticipates that subject to the fulfilment of the conditions precedent set out earlier, if the Trustee and the Manager exercise the Right of First Refusal, the completion of the purchase of the Property would take place within approximately 20 weeks. Barring unforeseen circumstances, this is currently expected to allow adequate time for IMM Ltd to fulfil the conditions precedent and would also allow the Trustee and the Manager sufficient time to seek the necessary unitholders' approval, (if applicable) to arrange for financing and to satisfy such other conditions which might need to be fulfilled by CMT.

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Financial Effects

On the assumption that the Trustee does not exercise the Right of First Refusal and CCL acquires the Property for its own investment purpose, the acquisition of the Property is not expected to have any material impact on the net tangible asset per share or earnings per share of the CapitaLand Group for the current financial year ending 31 December 2002.

Interests of Directors and Controlling Shareholders

Certain Directors of the Company collectively hold an aggregate direct and indirect interest in 1,030,000 units in CMT.

Mr Hsuan Owyang and Mr Liew Mun Leong, being Directors of the Company, are also Directors of CapitaMall Trust Management Limited which is the manager of CMT.

The Company has an indirect interest in 246,610,948 units in CMT.

Save as disclosed and based on information available to the Company, none of the Directors or controlling shareholders of the Company has any interest in the proposed acquisition.

Financial Adviser

CapitaLand Financial Limited, a wholly-owned subsidiary of the Company, is acting as financial adviser to CCL to provide advice on the structuring of the acquisition.

By Order of the Board

Jessica Lum
Assistant Company Secretary
20 December 2002

Submitted by Jessica Lum, Assistant Company Secretary on 20/12/2002 to the SGX

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MASNET No. 124 OF 20.12.2002
Announcement No. 124

CAPITALAND LIMITED

CapitaLand signs conditional agreement to buy IMM Building

Singapore, 20 December 2002....CapitaLand Commercial Limited ("CCL"), a wholly-owned subsidiary of listed CapitaLand Limited ("CapitaLand"), has entered into a conditional put and call option agreement to acquire IMM Building which enjoys a prime location near the Jurong East MRT station and bus interchange.

The total acquisition cost amounts to S$262.6 million. This includes the purchase price of S$247.4 million and after taking into account the transaction costs such as stamp duty (estimated to be S$8.4 million) and other fees and expenses for financial advisory, accounting, tax, legal and property due diligence.

Mr Liew Mun Leong, President and CEO of CapitaLand said : "IMM Building has delivered strong cashflow and attractive yields. It caters to the shopping needs of the densely populated housing suburbs in the western part of Singapore and benefits from a loyal customer base. We also see a tremendous potential for growth through asset enhancements."

IMM Building is owned by International Merchandise Mart Ltd ("IMML"). The agreement with IMML is conditional on, among other things, IMML successfully implementing schemes of arrangement to restructure its debts. The restructuring process will involve the refinancing of IMML's existing financial indebtedness (inclusive of default interest and dividends in arrears) for secured creditors and preference shareholders, and shareholders' approval for the sale of IMM Building.

Right of First Refusal to CapitaMall Trust

Pursuant to an agreement between CCL and the trustee of CapitaMall Trust ("CMT") dated 28 June 2002, CCL has granted CMT a right of first refusal to purchase retail properties which may be acquired by CCL. Accordingly, CCL has today offered CMT's trustee the right of first refusal to purchase IMM Building at the same terms and conditions offered to CCL.

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Specifically, if CMT decides to accept the right of first refusal and enters into a purchase agreement with IMML, CMT would have to pay the purchase price and bear all transactional costs incurred for the acquisition.

In the event that CMT decides not to acquire IMM Building, CCL will complete the purchase of IMM Building for its own investment purposes.

Expected Timeline

Subject to the fulfilment of conditions, the acquisition is currently expected to complete within approximately 20 weeks. Barring unforeseen circumstances, this allows adequate time for IMML to undertake the restructuring and the schemes of arrangements and for CMT to procure the necessary unit-holder approvals and financing arrangements.

About IMM Building

The 172,300sqm IMM Building consists of a five-storey retail, warehouse and office complex with its rental income predominantly derived from its retail space. This suburban building serves the western part of Singapore, including the HDB heartlands in Jurong East, Bukit Batok and Clementi. It enjoys convenient accessibility as it is located near the Jurong East MRT station and bus interchange. The tenant mix includes popular household brand names and diverse anchor tenants like Giant hypermarket which occupies 100,000 sq ft, Best Denki, a leading electrical chain store in Singapore, and Daiso, which sells everything at S$2. Family-friendly facilities abound including playgrounds, movie corners, generous corridor areas, and ample food and beverage outlets.

About CapitaLand Commercial

CapitaLand Commercial is the commercial property business unit of CapitaLand and is the largest manager of office and retail space in Singapore with interests in the gateway cities of London, Shanghai, Hong Kong, Japan and Kuala Lumpur. Its vision is to move beyond building mere concrete structures to create living, vibrant and integrated communities where people love to work, shop and entertain.

In Singapore, the company manages seven prime retail properties : Plaza Singapura and Scotts Shopping Centre along the prime Orchard Road/Scotts

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Road shopping belt; Junction 8 and Tampines Mall located in densely populated suburban centres; Liang Court, popular with the Japanese community; Clarke Quay, Singapore's first festival village by the Singapore River; as well as specialist mall Funan The IT Mall.

About CapitaMall Trust

The launch of CMT by CapitaLand Limited in July 2002 marked the establishment of the first listed real estate investment trust ("REIT") in Singapore. CMT currently owns three major shopping malls - Tampines Mall, Junction 8 and Funan The IT Mall. The total net lettable area of the three malls is in excess of 800,000 sq ft with more than 420 individual leases.

About CapitaLand Limited

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multi-national company has property and property-related services focused in select gateway cities in China, Australia and the UK. The Company's hospitality businesses, in hotels and serviced residences, span more than 50 cities around the world.

Its business interests cover commercial and industrial buildings, residential properties, property funds, real estate financials and property services, besides hotels and serviced residences. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services.

Visit www.capitaland.com for more details.

Issued by CapitaLand Limited

For more information, please contact:

Muhyiddin Razack	Julie Ong
Equity Markets	Corporate Communications
Tel: 68233 529	Tel: 62396 751

Submitted by Jessica Lum, Assistant Company Secretary on 20/12/2002 to the SGX

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MASNET No. 125 OF 20.12.2002
Announcement No. 125

CAPITAMALL TRUST

CAPITAMALL TRUST RECEIVES RIGHT OF FIRST REFUSAL TO PURCHASE IMM BUILDING

The Directors of CapitaMall Trust Management Limited ("**CMTML**"), the manager of CapitaMall Trust ("**CMT**"), are pleased to announce that pursuant to an agreement entered into on 28 June 2002 between CapitaLand Commercial Limited ("**CCL**") and the trustee of CMT (the "**Trustee**"), under which CMT was granted a right of first refusal to purchase certain retail properties which may be identified and targeted for acquisition by CCL, CCL has given notice today to CMTML and the Trustee of the entry into of a conditional put and call option agreement (the "**Agreement**") on 20 December 2002 between CCL and International Merchandise Mart Ltd ("**IMM Ltd**"). The MASNET announcement and press release of CapitaLand Limited, CCL's parent company, in relation to the foregoing are attached for reference.

Subject to the fulfilment of certain conditions, IMM Ltd has, pursuant to the Agreement, granted to CCL the call option (the "**Call Option**") relating to the sale by IMM Ltd to such party as may be nominated by CCL (the "**Nominated Party**"), or failing such nomination by CCL, the sale by IMM Ltd to CCL, of the IMM Building (the "**Property**") on the terms of a sale and purchase agreement to be entered into between the Nominated Party and IMM Ltd, or between CCL and IMM Ltd (as the case may be).

The Trustee has been granted a period of 30 days from 20 December 2002 to indicate CMT's interest in exercising the right of first refusal extended by CCL to CMT to purchase the Property. If such right of first refusal is so exercised, the entry into of the definitive sale and purchase agreement for the acquisition of the Property by CMT will be subject to certain conditions precedent, including, without limitation, obtaining the approval of the unitholders of CMT for the acquisition and securing any necessary financing. CMTML and the Trustee will consider the right of first refusal to purchase the Property and a further announcement will be made after a decision is arrived at.

If, after appropriate due diligence and evaluation, CMTML is satisfied that the acquisition of the Property would be in line with CMTML's investment objectives for CMT, CMT will commence the process of seeking the approval of the unitholders of CMT for the acquisition of the Property.

By Order of the Board

Winnie Tan
Company Secretary
20 December 2002

Submitted by Winnie Tan, Company Secretary on 20/12/2002 to the SGX

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MASNET No. 122 OF 20.12.2002
Announcement No. 122

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "PROCEEDINGS AGAINST SOMERSET DEVELOPMENT PTE LTD"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued an announcement on the above matter. Attached Ascott's announcement is for information.

Springleaf - Litigation.PD

Submitted by Jessica Lum, Assistant Company Secretary on 20/12/2002 to the SGX

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THE ASCOTT GROUP LIMITED
(Incorporated in the Republic of Singapore)

ANNOUNCEMENT

PROCEEDINGS AGAINST SOMERSET DEVELOPMENT PTE LTD

The Board of Directors of The Ascott Group Limited ("**Ascott**") announces the following proceedings against Somerset Development Pte Ltd (formerly known as Liang Court Development Pte Ltd) ("**SDPL**"), an indirect wholly-owned subsidiary of Ascott.

SDPL is in a contractual joint venture with Springleaves Tower Ltd ("**STL**") to develop a 37-storey office building. Under the terms of the joint venture, SDPL and STL agreed to share the cost of the development in the ratio 30:70 respectively. It was also agreed that the beneficial ownership of the various floors in the building be apportioned between themselves in the same ratio, and it was agreed that STL would beneficially own, among other floors, the 23rd floor of the building. In order to facilitate the sale of the floors beneficially owned by STL, SDPL appointed STL as its attorney under a written power of attorney dated 19 January 1998. Subsequently, STL and one of its directors executed a sale and purchase agreement and a supplementary sale and purchase agreement, both dated 31 January 1999, by which STL and SDPL were to sell and Yongnam Development Pte Ltd ("**Yongnam**") was to purchase the 23rd floor free from encumbrances.

The said sale of the 23rd floor was entered into by STL to enable it to discharge its financial obligations to Yongnam's related company, Yongnam Engineering & Construction (Private) Limited. SDPL had expressly informed STL that its consent to the sale was subject to the mortgagee of the floor agreeing to the terms of the sale, and it was for STL to obtain such consent.

The mortgagee of the floor has not consented to the sale and has since asserted its rights as mortgagee. By a writ issued on 27 June 2002, Yongnam has sued STL and SDPL claiming S$13,964,600 with interest from 9 January 2001, alternatively a discharge of all existing mortgages over the 23rd floor.

STL has not entered an appearance in the proceedings and Yongnam has taken a judgement in default of appearance against STL for the sum of S$13,964,600 with interest from 9 January 2001 and legal costs.

SDPL is contesting Yongnam's claim and, although the exact dates have not been fixed, expects the trial of the action to take place in mid-2003.

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SDPL has met its obligations under the contractual joint venture. Its legal advisers have advised that it has a strong defence against Yongnam's claim and accordingly, no provision has been made in respect of the proceedings.

BY ORDER OF THE BOARD

Chia Lee Meng / Keong Wen Hui
Company Secretary / Asst. Company Secretary
Singapore
20 December 2002

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CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

Securitisation of The Waterina - Completion

Further to the announcement on 18 October 2002, CapitaLand Limited ("CapitaLand") wishes to announce that it has completed a transaction to securitise the sales receivables from The Waterina condominium project ("Securitisation"). The amount raised is approximately S$198 million.

The Waterina is a 398-unit freehold condominium project located along Guillemard Road. The project is currently under construction and is approximately 90% sold.

The Waterina is the only CapitaLand project where a full deferred payment scheme was made available to buyers. Managed by Bayerische Hypo- und Vereinsbank AG, the Securitisation will enable CapitaLand to bring forward cash flows from the deferred payment scheme.

The transaction is not expected to have a material impact on the net tangible assets or earnings per share of CapitaLand for the financial year ending 31 December 2002.

None of the Directors or controlling shareholders of CapitaLand has any interest, direct or indirect, in this transaction.

By Order of the Board

Jessica Lum
Assistant Company Secretary
23 December 2002

S : sec/sgx annc/finance issues/CRL-waterina.doc

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MASNET No. 53 OF 26.12.2002
Announcement No. 53

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "SERVICED RESIDENCES IN THE UNITED KINGDOM - PHASE II COMPLETION"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued an announcement on the above matter. Attached Ascott's announcement is for information.

Grand Plaza.pdf

Submitted by Jessica Lum, Assistant Company Secretary on 26/12/2002 to the SGX

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THE ASCOTT GROUP LIMITED

ANNOUNCEMENT

Serviced Residences in the United Kingdom – Phase II Completion

Further to the announcement of 20 November 2001, the Board of Directors of The Ascott Group Limited (the "Company") wishes to announce that its indirect 50% owned associated company, Ascott Dilmun Holdings Limited ("Ascott Dilmun") has completed the acquisition of the entire issued share capital of Crown Dilmun (Grand Plaza) Limited ("CDGPL"), comprising 2 ordinary shares of £1.00 each from Dilmun Property (C.I.) Limited on 24 December 2002.

CDGPL owns a 183 unit serviced residence building named Grand Plaza located at Bayswater, London, which will be operated by The Ascott Group as Somerset Bayswater. Of the 183 units in Grand Plaza, development of 30 units is still in progress. As announced on 20 November 2001, the consideration for the acquisition of shares in CDGPL was based on its net asset value. On completion, Ascott Dilmun had paid a partial consideration equivalent to the net asset value of CDGPL less the market value of the 30 units. Ascott Dilmun will pay the balance sum of the consideration upon the completion of the 30 units which is expected to be around September 2003.

Following the aforesaid acquisition of shares, CDGPL is now an associated company of the Company.

By Order of the Board
Chia Lee Meng / Keong Wen Hui
Company Secretary / Asst. Company Secretary
26 December 2002

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CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

ZHONGTEN INVESTMENT & DEVELOPMENT PTE LTD - DORMANT COMPANY IN MEMBERS' VOLUNTARY LIQUIDATION

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, Zhongten Investment & Development Pte Ltd ("Zhongten") has been placed under members' voluntary liquidation.

Messrs Low Sok Lee Mona and Cheng Soon Keong of Messrs Low, Yap & Associates have been appointed as the liquidators of Zhongten.

Zhongten is currently dormant and its liquidation is not expected to have any material impact on the net tangible assets or earnings per share of CapitaLand Group for the current financial year ending 31 December 2002.

By Order of the Board

Jessica Lum
Assistant Company Secretary
27 December 2002

S : sec/sgx annc/liquidation/zhongten.doc
27 Dec 2002

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CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

EXERCISE OF CALL OPTION ON ISSUED SHARES OF RE PROPERTIES PTE LTD

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, Birchvest Investments Pte Ltd ("Birchvest"), a company incorporated in Singapore, has on 30 December 2002 exercised its call option requiring Baronet Limited ("Baronet") to sell its stake in the issued shares of RE Properties Pte Ltd ("REPPL") to Birchvest. Upon completion of the transaction, REPPL will become an indirect wholly-owned subsidiary of CapitaLand.

Baronet is a single purpose company which owns all the issued shares in REPPL. REPPL, a company incorporated in Singapore, is a single asset company which owns the office building situated at 268 Orchard Road, Singapore (the "Property").

The call option was exercised pursuant to the terms of an Option Agreement dated 1 September 1999 ("Option Agreement") entered into between Baronet and Birchvest under which, amongst other things, Baronet granted Birchvest a call option to purchase all the issued shares in the capital of REPPL, exercisable during the period commencing on 2 September 2002 and ending on 1 March 2009. The Option Agreement was entered into as part of the securitization transaction of the Property in September 1999. In accordance with the terms of the Option Agreement, the purchase price is likely to be $184 million subject to confirmation that the value of the Property, based on a valuation as at the date falling 14 days after the exercise of the call option, does not exceed $184 million.

The proposed exercise of call option transaction is expected to be completed on 3 March 2003. On completion, Baronet will use the proceeds to redeem all its outstanding bonds. Birchvest holds $64 million in principal amount of junior bonds and on redemption, will receive $64 million of the proceeds. CapitaLand will fund the balance purchase price of $120 million from its existing facilities. Upon acquisition of REPPL, the lease agreement between Birchvest and REPPL, which requires Birchvest to pay rental to REPPL of an amount at least equivalent to the interest payment to be made by Baronet under the bonds, may be terminated or restructured.

The financials of Baronet has been consolidated with the financials of the CapitaLand Group since financial year end 2000. The rationale for the acquisition of REPPL and consequential redemption of the bonds is to refinance the bonds at lower rates thereby achieving interest savings.

The proposed transaction is not expected to have any material impact on the net tangible assets or earnings per share of CapitaLand for the financial year ending 31 December 2002.

None of the Directors or controlling shareholders of CapitaLand has any interest, direct or indirect, in the above transaction.

By order of the Board

Lim Mei Yi
Company Secretary
30 December 2002

S:SGX annc/CCL/268 Orchard Road.doc.
30Dec02 (JLMS/tln)